UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.______)*

GLOBUS MARITIME LIMITED
(Name of Issuer)

Common Shares, par value $0.004 per share
(Title of Class of Securities)

Y27265 209
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No	Y27265 209

1.	NAMES OF REPORTING PERSONS

Lipati Shipping Company Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

428,928

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

428,928

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

428,928

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% (1)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
 Percentage calculation based on 7,241,865 common shares outstanding as set forth in the Issuer’s Registration Statement on Form F-1/A, filed with the U.S. Securities and Exchange Commission on November 24, 2010.

Page 2 of 9 pages

CUSIP No	Y27265 209

1.	NAMES OF REPORTING PERSONS

Ioannis Panayiotopoulos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

428,928 (1)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

428,928 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

428,928 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	Not Applicable.	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9% (2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Common shares held by Lipati Shipping Company Limited, a company controlled by Mr. Panayiotopoulos.
(2)
Percentage calculation based on 7,241,865 common shares outstanding as set forth in the Issuer’s Registration Statement on Form F-1/A, filed with the U.S. Securities and Exchange Commission on November 24, 2010.

Page 3 of 9 pages

CUSIP No		Y27265 209

Item 1.	(a).	Name of Issuer:

GLOBUS MARITIME LIMITED (the “Issuer”)

(b).	Address of Issuer's Principal Executive Offices:

128 Vouliagmenis Avenue, 3rd Floor 166 74 Glyfada Athens, Greece

Item 2.	(a).	Name of person filing:

Lipati Shipping Company Limited Ioannis Panayiotopoulos

(b).	Address of principal business office, or if none, residence:

56 Pindou Street, Chalandri 152 33, Athens, Greece

(c).	Citizenship:

	Lipati Shipping Company Limited	Cyprus
	Ioannis Panayiotopoulos	Greece

(d).	Title of class of securities:

Common Shares, par value $0.004 per share

(e).	CUSIP No.:

Y27265 209

Item 3.	If This Statement is filed pursuant to Rules 240.13d-1(b), or 13d-2(b), or (c), check whether the person filing is a: Not applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

Page 4 of 9 pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

	Lipati Shipping Company Limited is the holder of 428,928 common shares of the Issuer. Mr. Ioannis Panayiotopoulos controls Lipati Shipping Company Limited.
	Lipati Shipping Company Limited	428,928
	Ioannis Panayiotopoulos	428,928

(b)	Percent of class:

	Lipati Shipping Company Limited	5.9%*
	Ioannis Panayiotopoulos	5.9%*

* Percentage calculation based on 7,241,865 common shares outstanding as set forth in the Issuer’s Registration Statement on Form F-1/A, filed with the U.S. Securities and Exchange Commission on November 24, 2010.

(c)	Number of shares as to which Lipati Shipping Company Limited has:

(i)	Sole power to vote or to direct the vote	428,928

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	428,928

(iv)	Shared power to dispose or to direct the disposition of	0

Number of shares as to which Ioannis Panayiotopoulos has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	428,928

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	428,928

Page 5 of 9 pages

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable

Page 6 of 9 pages

Item 10.	Certification.

Not applicable

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2011
Date

/s/ Ioannis Panayiotopoulos
IOANNIS PANAYIOTOPOULOS*

LIPATI SHIPPING COMPANY LIMITED*

By: /s/ Philippos Philippou
Name: Philippos Philippou
Title: Sole Director

*The Reporting Persons disclaim beneficial ownership over the common shares of the Issuer reported herein except to the extent of the Reporting Persons' voting and dispositive interests in such shares.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Page 8 of 9 pages

Exhibit A

AGREEMENT

The undersigned hereby consent to the filing by any of them of a Statement on Schedule 13G and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of GLOBUS MARITIME LIMITED and affirm that this Schedule 13G is being filed on behalf of each of the undersigned.

Date: February 8, 2011

/s/ Ioannis Panayiotopoulos
IOANNIS PANAYIOTOPOULOS

LIPATI SHIPPING COMPANY LIMITED

By: /s/ Philippos Philippou
Name: Philippos Philippou
Title: Sole Director

Page 9 of 9 pages